Exhibit 12.2
AMB Property, L.P.
Computation of Ratio of Earnings to Fixed Charges
(In thousands)

	Six Months Ended	Year Ended December 31,
	June 30, 2009	2008	2007	2006	2005	2004
(Loss) earnings
Loss (income) from continuing operations before noncontrolling interests and income from unconsolidated entities	$(119,456)	$(31,953)	$272,105	$182,195	$163,945	$81,797
Add:
Fixed charges	92,971	213,726	205,759	225,507	217,347	199,997
Amortization of capitalized interest	3,674	6,280	4,621	2,770	2,044	1,577
Distributed income from unconsolidated entities	2,406	24,279	18,930	4,875	2,752	2,971

Less:
Interest capitalization	(22,920)	(64,354)	(64,014)	(42,938)	(29,503)	(18,687)

Total (loss) earnings	$(43,325)	$147,978	$437,401	$372,409	$356,585	$267,655

Fixed charges
Interest on indebtedness (including amortization of premiums and financings costs)	61,796	133,549	125,775	163,690	164,700	160,067
Interest capitalized	22,920	64,354	64,014	42,938	29,503	18,687
Portion of rents representative of the interest factor	5,391	10,096	9,536	8,777	8,031	7,442
Preferred distributions of consolidated subsidiaries	2,864	5,727	6,434	10,102	15,113	13,801

Total fixed charges	$92,971	$213,726	$205,759	$225,507	$217,347	$199,997

Ratio of earnings to fixed charges (1)	—	—	2.1	1.7	1.6	1.3

(1)	The ratio of earnings to fixed charges was less than one-to-one for the six months ended June 30, 2009 and the year ended December 31, 2008. For the six months ended June 30, 2009 and the year ended December 31, 2008, earnings were insufficient to cover fixed charges by $136.3 million and $65.7 million, respectively.